JRSIS HEALTH CARE CORPORATION

August 29, 2014

VIA ELECTRONIC MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Franklin Wyman

Joel Parker

Christina De Rosa

John Krug

Jeffrey P. Riedler, Assistant Director

Re: JRSIS Health Care Corporation

Registration Statement on Form S-1

Filed March 6, 2014

File No. 333-194359

Ladies and Gentlemen,

JRSIS Health Care Corporation (the “Company” or “JRSIS”), hereby furnishes response letter below in italics you will find copies of the Staff’s comments from its letter dated August 19, 2014 (the “Comment Letter”), and information and page references to locations within the Amendment where responsive disclosure can be found.

Comment Letter Dated August 19, 2014

Consolidated Financial Statements

General

1.	Please refer to prior comments 3 and 4. Please disclose the following information:

•	Your compliance with the Company Law of People’s Republic of China and all other “requirements imposed by PRC authorities.”

Response:

In response to the Staff’s comments. Up to completion of our legal structures, we compliance with the Company Law of People’s Republic of China and all other requirements imposed by PRC authorities. It is revised within the Prospectus Summary on pages F-7, F-19, F-23 and F-38.

•	All terms governing the $5.5 million obligation as modified, such as the fact you are not required to pay interest on this obligation.

Response:

JRSIS HEALTH CARE CORPORATION

In response to the Staff’s comments. According to the amendment of Article of Association (Exhibit 10.5 Agreement on Modification to Contract and Articles of Association), Runteng has the obligation to pay $5,555,556 (35m RMB) within five years after the issuance of the joint venture business license. However, no interest is required to be paid. It is revised within the Prospectus Summary on pages F-7, F-19, F-23 and F-38.

•	Your planned use of proceeds from the planned IPO and future dividend payouts from Jiarun to fulfill the $5.5 million obligation, as described on pages 5 and 6 of your response.

Response:

In response to the Staff’s comments. As described on pages 5 and 6 of prior response is revised within the Prospectus Summary on pages F-7 and F-23.

2.	Please refer to prior comment 5. Please explain how your designation of JHCC as the “acquirer for accounting purposes” is relevant to guidance in ASC 805-50 “Transactions Between Entities Under Common Control.” Revise your disclosures accordingly.

Response:

In response to the Staff’s comments. We have deleted “As such, we believe that the acquirer for accounting purposes is the JHCC.” on pages F-8, F-19, F-25 and F-39.

Consolidated Statements of Shareholders’ Equity, page F-5

3.	Please refer to prior comment 8. Please explain your basis for determining the amounts in the columns, Retained Earnings, Other Comprehensive Income, and Non-Controlling Interest for each period presented. In addition, provide the following explanations.

•	The nature of the retained earnings at December 31, 2012, which shows a balance of $1,599,398. It would appear that the vast majority of the retained earnings would be allocated to the non-controlling interest at this time.

•	The nature of the non-controlling interest at December 31, 2011, which shows a negative balance of $124,793.

•	Why did net income attributable to non-controlling interests change for both periods from the prior amendment. In addition, explain your basis for allocating net income of $801,566 to the controlling interest for 2012, when the transaction occurred on December 23, 2012.

Response:

In response to the Staff’s comments. It is revised within the Prospectus Summary on pages 13, 14, 33, F-3, F-4, F-5, F-8, F-19, F-21, 61 and 62.

According to ASC805-50-45-2: The financial statements of the receiving entity shall report results of operations for the period in which the transfer occurs as though the transfer of net assets or exchange of equity interests had

JRSIS HEALTH CARE CORPORATION

previously separate entities combined from the beginning of the period to the date the transfer is completed and those of the combined operations from that date to the end of the period. By eliminating the effects of intra-entity transactions in determining the results of operations for the period before the combination, those results will be on substantially the same basis as the results of operations for the period after the date of combination. The effects of intra-entity transactions on current assets, current liabilities, revenue, and cost of sales for periods presented and on retained earnings at the beginning of the periods presented shall be eliminated to the extent possible.

According to ASC805-50-45-5: Financial statements and financial information presented for prior years also shall be retrospectively adjusted to furnish comparative information. All adjusted financial statements and financial summaries shall indicate clearly that financial data of previously separate entities are combined. However, the comparative information in prior years shall only be adjusted for periods during which the entities were under common control.

In our case, JHCC acquires a 70% interest in the common stock of Jiarun Hospital. JHCC did not previously own any of Jiarun Hospital’s common stock. After JHCC’s acquisition of a 70% interest in the common stock of Jiarun Hospital (which is accounted for as a business combination), there remains a 30% non-controlling interest for Junsheng Zhang was presented in JHCC’s consolidated financial statements.

However, on June 01, 2013, Junsheng Zhang, the owner of Jiarun Hospital, entered into a supplemental agreement with Runteng for the attribution of accumulated retained earnings of Jiarun. In which, the retained earnings of Jiarun will be 100% attributed to Junsheng Zhang up to June 30, 2013. From July 1, 2013, the net income of operations from Jiarun will be attributed to Runteng and Junsheng Zhang for 70% and 30% respectively.

Financial statements is revised as follows:

JRSIS HEALTH CARE CORPORATION

CONSOLIDATED STATEMENT OF SHARESHOLDERS’ EQUITY

(AMOUNTS IN USD, EXCEPT SHARES

	Common stock		Retained	Other comprehensive	Additional paid-in	Non- Controlling	Total Shareholders’
	Quantity	Amount	Earnings	income	capital	Interest	equity
Balance at December 31, 2011	-	-	-	-	-	$772,899	$772,899

Distribution to non-controlling interest	-	-	-	-	-	(1,049,077)	(1,049,077)
Net income	-	-	-	-	-	1,145,094	1,145,094

JRSIS HEALTH CARE CORPORATION

Foreign currency translation adjustment	-	-	-	-	-	138,998	138,998

Balance at December 31, 2012	-	-	-	-	-	$1,007,914	$1,007,914

Net income	-	-	399,977	-	-	922,715	1,322,692
Distribution to non-controlling interest	-	-	-	-	-	-	-
Paid-in capital	-	-	-	-	-	702,508	702,508
Stock Exchange Merger & Acquisition	12,000,000	12,000	-	-	38,000	-	50,000
Foreign currency translation adjustment	-	-	-	23,859	-	37,927	61,786

Balance at December 31, 2013	12,000,000	$12,000	$399,977	$23,859	$38,000	$2,671,064	$3,144,900

PAGE 13, F-3, F-20, 61

JRSIS HEALTH CARE CORPORATION

CONSOLIDATED BALANCE SHEETS

	June 30, 2014 (Unaudited)	March 31, 2014 (Unaudited)	December 31, 2013	December 31, 2012
Assets
Current Assets:
Cash and cash equivalents	$1,075,082	$184,163	$631,288	$200,475
Accounts receivable, net	449,870	406,475	271,427	206,165
Inventories	92,369	96,559	98,300	60,455
Other receivables	2,842	7,867	2,699	2,137
Prepayments	860,286	585,621	61,572	54,059
Advance to related parties	94,742	136,059	180,930	-
Amounts due from shareholders	-	903,978	-	-
Deposits for capital leases - current portion	-	19,142	19,300	19,501
Total current assets	2,575,191	2,339,864	1,265,516	542,792

Construction in progress	15,578,995	15,399,841	15,346,873	-
Property and equipment, net	1,702,323	1,633,558	1,416,732	1,053,280
Deposits for capital leases	487,195	486,665	490,677	18,682
Total assets	$20,343,704	$19,859,928	$18,519,798	$1,614,754

JRSIS HEALTH CARE CORPORATION

Liabilities and shareholders’ equity
Current Liabilities:
Accounts payable	$114,636	$103,355	$84,469	$45,435
Deposits received	6,701	13,188	9,208	5,969
Due to related parties	4,816	70,261	-	301,324
Other payable	18,597	18,398	18,569	168
Payroll payable	29,463	26,806	26,975	44,455
Capital lease obligations - current portion	971,927	749,698	211,459	135,365
Total current liabilities	1,146,140	981,706	350,680	532,716
Capital lease obligations	14,598,853	14,582,985	15,024,218	74,124
Total liabilities	$15,744,993	$15,564,691	$15,374,898	$606,840

Shareholders’ equity
Common stock; $0.001 par value, 100,000,000 shares authorized ; 13,589,000 and 12,000,000 issued and outstanding at March 31,2014 and December 31,2013, respectively	13,589	13,589	12,000	-
Additional paid-in capital	946,114	946,114	38,000	-
Retained earnings	772,450	568,417	399,977	-
Other comprehensive income	8,149	5,184	23,859	-
Total shareholders’ equity of the Company	1,740,302	1,533,304	473,836	-
Non-controlling interest	2,858,409	2,761,933	2,671,064	1,007,914
Total shareholders’ equity	4,598,711	4,295,237	3,144,900	1,007,914
Total liabilities and shareholders’ equity	$20,343,704	$19,859,928	$18,519,798	$1,614,754

PAGE 14, 33, F-6, F-21, 62

JRSIS HEALTH CARE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2014 (Unaudited)	2013 (Unaudited)	2013	2012
Revenue:
Medicine	$782,442	$505,175	$2,084,492	$1,767,902
Patient services	747,148	525,408	2,266,744	1,713,198
Total revenue	1,529,590	1,030,583	4,351,236	3,481,100
Operating costs and expenses:
Cost of medicine sold	464,415	300,195	1,247,915	1,029,180
Medical consumables	97,518	64,590	307,493	192,502

JRSIS HEALTH CARE CORPORATION

Salaries and benefits	261,300	193,949	890,780	692,620
Office supplies	19,562	15,430	65,472	75,482
Vehicle expenses	13,348	11,671	60,353	42,335
Utilities expenses	24,118	23,612	67,474	49,124
Rentals and leases	42,321	40,567	165,667	132,915
Advertising and promotion expenses	1,942	-	5,344	13,103
Interest expense	250,834	3,210	12,765	14,200
Professional fee	62,746	44,010	93,776	-
Depreciation	32,819	26,818	116,378	92,294
Total operating costs and expenses	1,270,923	724,052	3,033,417	2,333,755
Earnings from operations before other income and income taxes	258,667	306,531	1,317,819	1,147,345
Other income	9,968	41	6,857	(264)
Earnings from operations before income taxes	268,635	306,572	1,324,676	1,147,081
Income tax	781	580	1,984	1,987
Net income	267,854	305,992	1,322,692	1,145,094
Less: net income attributable to non-controlling interests	99,414	305,992	922,715	1,145,094
Net income attributable to the Company	$168,440	$-	$399,977	$-

Comprehensive income:
Foreign currency translation adjustment
Foreign currency translation adjustment attributable to non-controlling interests	(8,545)	5,108	37,927	138,998
Foreign currency translation adjustment attributable to the Company	(18,675)	-	23,859	-

Comprehensive income	$240,634	$311,100	$1,384,478	$1,284,092
Less: Comprehensive income attributable to non-controlling interests	$90,869	$311,100	$960,642	$1,284,092
Comprehensive income attributable to the Company	149,765	-	423,836	-
Basic and diluted earnings per share	$0. 0128	$-	$0. 2897	$-
Weighted average number of shares outstanding	13,200,578	-	1,380,822	-

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Revenue:
Medicine	$766,939	$529,331	$1,549,381	$1,034,506
Patient services	769,845	546,278	1,516,993	1,071,686

JRSIS HEALTH CARE CORPORATION

Total revenue	1,536,784	1,075,609	3,066,374	2,106,192
Operating costs and expenses:
Cost of medicine sold	439,214	320,205	903,629	620,400
Medical consumables	118,122	68,067	215,640	132,657
Salaries and benefits	283,835	209,114	545,135	403,063
Office supplies	30,709	19,666	50,271	35,096
Vehicle expenses	7,224	11,988	20,572	23,659
Utilities expenses	14,252	13,529	38,370	37,141
Rentals and leases	41,852	41,193	84,173	81,760
Advertising and promotion expenses	593	1,067	2,535	1,067
Interest expense	248,295	3,666	499,129	6,876
Professional fee	16,956	2,473	79,702	46,483
Depreciation	37,672	26,687	70,491	53,505
Total operating costs and expenses	1,238,724	717,655	2,509,647	1,441,707
Earnings from operations before other income and income taxes	298,060	357,954	556,727	664,485
Other income	1,791	258	11,759	299
Earnings from operations before income taxes	299,851	358,212	568,486	664,784
Income tax	665	418	1,446	998
Net income	299,186	357,794	567,040	663,786
Less: net income attributable to non-controlling interests	95,153	357,794	194,567	663,786
Net income attributable to the Company	$204,033	$-	$372,473	$-

Comprehensive income:
Foreign currency translation adjustment attributable to non-controlling interests	1,323	22,573	(7,222)	27,681
Foreign currency translation adjustment attributable to the Company	2,965	-	(15,710)	-

Comprehensive income	$303,474	$380,367	$544,108	$691,467
Less: Comprehensive income attributable to non-controlling interests	96,476	$380,367	187,345	691,467

Comprehensive income attributable to the Company	$206,998	$-	$356,763	$-
Basic and diluted earnings per share	$0.0150	$-	$0.0278	$-
Weighted average number of shares outstanding	13,589,000	-	13,394,789	-

•	The basis for computing the $1,049,077 distribution to the non-controlling interest in 2012, for which you have not provided disclosure comparable to the

$1,639,185 distribution in 2013.

•	As previously requested, explain why you believe the $1,639,185 of non- controlling interest should be recorded as paid in capital and cite the authoritative accounting literature used to reach your conclusion.

Response:

In response to the Staff’s comments. It is revised within the Prospectus Summary on pages F-5, F-6

JRSIS HEALTH CARE CORPORATION

According to US GAAP Balance Sheet concepts: Contributed capital or paid-in Capital is the amount of equity invested in a corporation by its owners. It consists of capital stock and additional paid-in capital. Contributed capital arises from the issuance of common and preferred stock to investors, from transactions by the corporation in its own stock (for example, treasury stock, stock dividends, conversion of convertible bonds) from the donation of assets or services.

According to definition of paid-in capital, which is the payments received from investors in exchange for an entity's stock. This stock can be either common stock or preferred stock. These funds only come from the sale of stock directly to investors by the issuer; it is not derived from the sale of stock on the secondary market between investors (http://www.accountingtools.com/questions-and-answers/what-is-paid-in-capital.html). Paid in capital is only comprised of funds received from the sale of stock; it does not include proceeds from ongoing company operations, which means the paid-in capital does not include retained earnings from the company operations.

According to State Administration for Industry & Commerce of the People’s Republic of China Document No.11: Administration of Registration of Company Registered Capital Provisions:

Article 15 The capital verification certificate for a change in registered capital shall specify the following particulars:

5. The details of the actual payment of the increase in registered capital. If the capital contribution is made in the form of currency, the amount of capital contribution of the shareholders or promoters, the time of capital contribution, the bank at which the account is opened, the temporary account and account number shall be specified. If the capital contribution is made in the form of physical objects, industrial property rights, non-patented technology or leaseholds, the details of the shareholders' handling of procedures for transfer of property rights, and of the appraisal shall be specified. If an increase in registered capital is resulted from a conversion of capital reserve, surplus reserve or undistributed profits, the amount converted for the increase, the base date on which company effected the conversion, the adjustments to the financial statements, the actual details of the relevant items on the financial statements before and after the conversion for the increase, and the amount of capital contribution of the shareholders after the conversion for the increase shall be specified (http://www.saic.gov.cn/zwgk/zyfb/zjl/xxzx/200907/t20090703_67860.html).

From Chinese regulation, we can conclude that retained earnings can be recorded to paid-in capital, in contrast, USGAAP has no literature can be used for reach retained earnings contribute to paid-in capital. Therefore, we have revised as follows:

Non-Controlling Interest
	Before adjustment	Adjustment	After adjustment

Balance at December 31, 2012	$1,007,914	-	$1,007,914

Net income	922,715		922,715

JRSIS HEALTH CARE CORPORATION

Distribution to non-controlling interest	(1,639,185)	1,639,185	-
Paid-in capital	2,341,693	(1,639,185)	702,508
Stock Exchange Merger & Acquisition	-	-	-
Foreign currency translation adjustment	37,927	-	37,927

Balance at December 31, 2013	$2,671,064	$-	2,671,064

PAGE 34, F-6

JRSIS HEALTH CARE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(AMOUNTS IN USD, EXCEPT SHARES)

	For The Years Ended December 31,
	2013	2012
Cash Flows From Operating Activities
Net income	$1,322,692	$1,145,094
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	116,378	92,294
Loss on disposal of fixed assets	5,959	11,594

Changes in operating assets and liabilities:
Accounts receivable, net	(57,653)	(32,224)
Inventories	(35,360)	1,088
Prepayments and other current assets	37,843	(42,571)
Accounts payable	37,023	7,534
Due to related parties	(417,976)	62,773
Deposits received	3,000	2,348
Accrued expenses and other current liabilities	(18,692)	(11,843)
Net cash provided by operating activities	993,214	1,236,087

Cash Flows From Investing Activities
Purchases of fixed assets	(701,504)	(33,519)
Prepayment for fixed assets acquisition	(42,916)	-
Proceeds from disposal of fixed assets	95,351	5,538
Net cash used in investing activities	(649,069)	(27,981)

Cash Flows From Financing Activities
Proceeds from non-controlling shareholder	702,670	-
Payments on capital lease obligation	(627,659)	(209,133)

JRSIS HEALTH CARE CORPORATION

Distribution paid	-	(916,163)
Net cash provided by (used in) financing activities	75,011	(1,125,296)

Effect of exchange rate fluctuation on cash and cash equivalents	11,657	950

Net increase in cash and cash equivalents	430,813	83,760

Cash and cash equivalents, beginning of period	200,475	116,715

Cash and cash equivalents, ending of period	$631,288	$200,475

Supplemental disclosure of cash flow information
Cash paid for income taxes	$(1,984)	$(1,987)
Cash paid for interest	$(11,539)	$(14,200)

Non-cash investing and financing activities:
Rent waived from non-controlling interest	$-	$132,914
Purchases of fixed assets under capital lease obligations	$15,185,032	$203,815

Securities and Exchange Commission

August 29, 2014

JRSIS HEALTH CARE CORPORATION

Please advise us if you have any further questions or comments.

Respectfully submitted

/s/ Jun Sheng Zhang

      Jun Sheng Zhang

      President